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                              November 16, 2022

       Jason Brents
       Chief Operating Officer
       OneDoor Studios Entertainment Properties LLC
       4320 Modoc Road, Suite F
       Santa Barbara, CA 93110

                                                        Re: OneDoor Studios
Entertainment Properties LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed October 24,
2022
                                                            File No. 024-11836

       Dear Jason Brents:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment on Form 1-A POS Filed 10/24/2022

       Dilution, page 8

   1.                                                   Please provide further
clarification as to what constitutes an    Early Bird    investor, as
                                                        referenced in Footnote
3. Please explain why only    certain    Early Bird investors are
                                                        entitled to a higher
Preferred Return of 115% to 125%, as it appears that all investors are entitled to receive a
Preferred Return in this range, with the precise return amount determined based on the
size of the investment.
 Jason Brents
FirstName LastNameJason   Brents
OneDoor Studios  Entertainment Properties LLC
Comapany 16,
November   NameOneDoor
              2022        Studios Entertainment Properties LLC
November
Page 2    16, 2022 Page 2
FirstName LastName
Interest of Management in Certain Transactions, page 30

2. You note that the Manager is currently undertaking an offering for up to 10% interest in the Manager. Please let us know where and how the Manager is conducting the offering, and whether the offering is being conducted pursuant to an exemption from registration under the Securities Act of 1933.
Securities Being Offered, page 31

3. We note your disclosure that SCS intends to make two sets of distributions to Profits
         Members. However, it appears that you plan to engage in four different payouts, and the amount of the payout depends on whether the investor is a First, Second, Third or Fourth
         Priority Major Investor. Please provide us with your analysis as to whether your payout structure is indicative of you offering four different securities and make conforming disclosures accordingly.
"The foregoing investors will receive the following aggregate base return . . ..", page 32

4. Please revise your disclosure to specify which Profits Members are entitled to receive preferred returns between 110%-115%. In this regard, we note that your distribution structure here only address priority investors who are entitled to receive returns of 115%
         or higher. However, your disclosure on pages 2 and 31 indicates that Profits Members are entitled to receive returns between 110%-125%.
General

5. We note that you are amending the terms of the offering to remove the minimum amount and terminate the escrow agreement. Please tell us whether you have made any sales to date in this offering. If so, please explain how you will comply with Exchange Act Rule
         10b-9.
6. Throughout the offering statement where you discuss the Preferred Return available, please indicate that it is conditioned on securing complete production financing for all three films, indicate the estimated amount of financing you will need for each film, and indicate when you expect to receive such financing.
7. Please tell us which documents (Series Agreement, etc.) set forth the return rates for First,
         Second, Third and Fourth Priority Major Investors. Please ensure such documents are filed as exhibits.
8. Please file the agreement with Ann Peacock pursuant to which she has agreed to be the screenwriter for Calculated.
 Jason Brents
FirstName LastNameJason   Brents
OneDoor Studios  Entertainment Properties LLC
Comapany 16,
November   NameOneDoor
              2022        Studios Entertainment Properties LLC
November
Page 3    16, 2022 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rucha Pandit at (202) 551-6022 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Heidi Mortensen